Exhibit 3.1

ARTICLES OF AMENDMENT TO

THE BYLAWS OF

RENASANT CORPORATION

Pursuant to the provisions of Section 79-4-10.20 of the Mississippi Business Corporation Act and in accordance with Article X of the Bylaws of Renasant Corporation, as amended (the “Bylaws”), the Board of Directors hereby adopts the following Articles of Amendment to the Bylaws of Renasant Corporation:

The Bylaws are hereby amended by deleting Section 1 of Article II of the Bylaws in its entirety and substituting the following therefor:

Section 1. The annual meting of the shareholders of the corporation shall be held on the last Tuesday of April in each year for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting.